

July 7, 2010

**<u>Via U.S. mail and facsimile</u>**

Mr. Mark A. Roche
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, IL   60015

> **RE:    Form 10-K for the fiscal year ended December 31, 2009**
> **Form 8-K filed January 29, 2010**
> **Definitive Proxy Statement on Schedule 14A filed March 8, 2010**
> **File No. 001-09076**

Dear Mr. Roche:

We have reviewed your response letter dated June 24, 2010 and have the following additional comment.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

 DEFINITIVE PROXY STATEMENT ON SCHEDULE 14A FILED MARCH 8, 2010

Compensation Discussion and Analysis, page 22

Summary Compensation Table, page 33

1. We note your response to comment one in our letter dated June 2, 2010.  However, based on paragraph 1(b) of the Performance Award Agreement, it appears that notwithstanding the failure to meet the other established performance goals, Mr. Carbonari will be paid the full amount of his $2 million award so long as your compensation committee does not exercise its negative discretion to reduce the award.  Therefore, please confirm that in future filings you will disclose in the 2009 line of your summary compensation table the full $1 million cash portion of the award earned by Mr. Carbonari.  In addition, please clarify when you establish the

other performance goals applicable to Mr. Carbonari's award and, once known, disclose these goals and describe how your actual performance against these goals influenced your compensation committee's decision whether or not to exercise negative discretion to reduce Mr. Carbonari's award.

You may contact Hagen Ganem, Staff Attorney, at (202) 551-3330 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3765 if you have any questions regarding legal matters. Please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, the undersigned, at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief